For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Recieves Commencement Notice From Next Gen Metals Inc. for the Option on the Destiny Gold Project, Val d’Or Quebec; Files Early Warning Report

September 26, 2011. Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J.F) (“PFN” or “the Company”) announces that, further to PFN's news release August 8, 2011, regulatory and shareholder approvals have been received and the Letter Agreement (“LA”) which grants Next Gen Metals Inc. (“Next Gen”) (TSX.V:N) an option ("Option") to acquire PFN's 60% earn-in interest ("Option Interest") in the Destiny Gold Project located in Abitibi-Témiscamingue region of Québec, which Option Interest had been granted to the Company pursuant to an agreement with Alto Ventures Ltd. (“Alto”) (TSX.V:ATV), has now closed.  The terms of the LA, as set out in the August 8, 2011 news release, remain the same.

In accordance with those terms, Next Gen has delivered a Notice of Commencement of the Option to the Company as well as 4,550,000 common shares of Next Gen and 4,000,000 Next Gen share purchase warrants exercisable into 4,000,000 common shares of Next Gen at varying prices until September 26, 2015. The Warrants and any shares exercisable under the Warrants are subject to regulatory hold periods until January, 2012. PFN is a controlling shareholder and therefore is required to file an Early Warning Report.

Information for the Letter Agreement and Early Warning Report is available on www.sedar.com.

About Next Gen Metals Inc:

Next Gen is a mineral exploration company with a primary focus on gold, silver and base metals projects in North America. The Company is presently advancing the Silver Chalice Property, located in Alaska, and the Fate Gold Project, adjacent to the Destiny Gold Project, located in the Abitibi Greenstone Belt of Northwest Québec, which is one of the most famous gold and base metals regions in the world.

Next Gen is the newest company to join the International Metals Group ("IMG"). The Board of Directors is comprised in part with directors from IMG who, along with management, have a combined 150 years or more of experience in all aspects of managing public companies related to the resource industry.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production.. In special situations, like our 100% owned River Valley platinum group metals ("PGM") Project, the Company is prepared to fund the project through to feasibility and on to production. The River Valley PGM project is one of North America's newest and largest primary PGM deposits. The project has an excellent infrastructure and is located 60 miles from Sudbury, Ontario, one of Canada’s largest mining centres with 2 large mineral processing facilities that have extra capacity for production.

PFN has approximately $7.0 million in working capital and securities and is a significant shareholder of Fire River Gold Corp. (TSX.V: FAU), a company that has just begun production at the Nixon Fork Gold mine in central Alaska.

PFN is well funded and plans to use management's technical, financing and negotiating skills to acquire additional platinum group metals, base metals and precious metals projects on an international scale.

Pacific North West Capital Corp. is a member of the International Metals Group of Companies
(www.internationalmetalsgroup.com).

On behalf of the Board of Directors

Harry Barr
President and CEO

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.